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                             February 25, 2022

       Christopher Sorrells
       Chief Executive Officer
       Spring Valley Acquisition Corp.
       2100 McKinney Avenue, Suite 1675
       Dallas, TX 75201

       SPRING VALLEY ACQUISITION CORP.

                                                        Re: Spring Valley
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 11,
2022
                                                            File No. 333-262053

       Dear Mr. Sorrells:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2022 letter.

       Form S-4/A Filed on February 11, 2022

       Questions and Answers, page 10

   1. We note your response to prior comment 22. Please revise your disclosure regarding the
                                                        Tax Receivable
Agreement in this section to adequately address the fact that the agreement confers
significant economic benefit to the continuing unitholders and redirects cash flows to them at
the expense of the rest of your shareholders.
 Christopher Sorrells
FirstName LastNameChristopher
Spring Valley Acquisition Corp. Sorrells
Comapany25,
February   NameSpring
             2022       Valley Acquisition Corp.
February
Page 2 25, 2022 Page 2
FirstName LastName

HOW DO REDEMPTIONS AFFECT THE VALUE OF MY NUSCALE CORP COMMON
STOCK?, page 17

2. Prior comment 26 was not limited to deferred underwriting fees. Please revise accordingly.
Certain NuScale LLC Projected Financial Information, page 108

3. To provide context to the disclosure added in response to prior comments 9 and 10, please disclose the second sentence of the response to prior comment 10. If the projections are dependent on converting all the MOUs and opportunities referenced, please make that clear and explain why that is sustainable and reasonable.
Unaudited Pro Forma Condensed Combined Financial Information
3 Transaction Accounting Adjustments, page 176

4. It appears you should describe the facts and circumstances and record a proforma compensation expense adjustment to settle NuScale LLC's Unit Appreciation Rights with cash.
(N) The elimination of interest income and gain earned on the Trust Account, page 179

5. Please label "The net loss of NuScale Corp being reduced as summarized below" as (N)
         and organize the remaining descriptions to correspond to their adjustments.
Management of NuScale Prior to and Following the Transactions, page 236

6. We note your response to prior comment 16. Please revise your disclosure to state the business experience during the past five years for Clayton Scott. See
Item 401(e)(1) of
         Regulation S-K.
Exhibit 23.1, page II-2

7. Please file currently-dated consents of all auditors, including WithumSmith+Brown, PC.
Exhibits

8. Please revise the legend on the first page of Exhibit 10.14 to be consistent with Item
         601(b)(10)(iv) of Regulation S-K.
       You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 Christopher Sorrells
Spring Valley Acquisition Corp.
February 25, 2022
Page 3
                                               Sincerely,
FirstName LastNameChristopher Sorrells
                                               Division of Corporation Finance
Comapany NameSpring Valley Acquisition Corp.
                                               Office of Manufacturing
February 25, 2022 Page 3
cc:       Matt Pacey
FirstName LastName